SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-13520

Liberty Housing Partners Limited Partnership
(Exact name of registrant as specified in its charter)

100 Second Avenue, Needham, Massachusetts 02494
 (Address,including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interest
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(1)(i)	/X/ / / / / / / /X/	Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	/ / / / / / / /

Approximate number of holders of record as of the certification or notice date: 0

        Pursuant to the requirements of the Securities Exchange Act of 1934, Liberty Housing Partners Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 5, 2003	BY: TNG Properties, Inc., General Partner By: /s/ Michael A. Stoller Michael A. Stoller, President and CEO